SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the Month of March 2006

Australia and New Zealand Banking Group Limited

ACN 005 357 522

(Translation of registrant’s name into English)

Level 6, 100 Queen Street Melbourne Victoria 3000 Australia

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F :	☒	Form 40-F	☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No :	☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This Form 6-K may contain certain forward-looking statements, including statements regarding (i) economic and financial forecasts, (ii) anticipated implementation of certain control systems and programs, (iii) the expected outcomes of legal proceedings and (iv) strategic priorities. Such forward- looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors, many of which are beyond our control and which may cause actual results to differ materially from those expressed in the forward-looking statement contained in these forward- looking statements. For example, these forward-looking statements may be affected by movements in exchange rates and interest rates, general economic conditions, our ability to acquire or develop necessary technology, our ability to attract and retain qualified personnel, government regulation, the competitive environment and political and regulatory policies.

There can be no assurance that actual outcomes will not differ materially from the forward-looking statements contained in the Form 6-K.

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[GRAPHIC]

06

Asian Strategy Overview

Australia and New Zealand Banking Group Limited

5 March 2006

Dr Bob Edgar

Senior Managing Director

www.anz.com	[LOGO]

ANZ is Australia’s leading bank in Asia, operating in 12 countries since 1948

[LOGO]

ANZ Network Representation

[GRAPHIC]

2

Fast growing Asian economies are becoming increasingly important to Australia

2005 Forecast Real GDP Growth		Over 50% of Australia’s total trade is with Asia...and growing
	[GRAPHIC]	[CHART]
[CHART]
Growing tourism reflective of increased people flows
[CHART]

Note: Korea refers to South Korea

3

ANZ’s Asian strategy comprises two components

ANZ Network	Retail Partnerships

• Meeting core Corporate & Institutional banking requirements of	• Opportunities for ANZ to add value i.e. retail banking and risk management capabilities
• Customers in Aust & NZ into Asia
• Asian customers into Aust. & NZ	• Focus largely on markets where
• Customers intra Asian trade	• higher economic growth rates than Aust/NZ
• underbanked and immature
• Strong focus on trade finance
• Seeking partners with good footprints in their markets
• Leveraging specialist Institutional skills in Asia
• Corporate & Structured Finance
• Project Finance

4

Three large growth opportunities exist in Asia

Growth	Asia
Opportunity

Structural	China as the	Intensive	Rapid growth in
Change	manufacturing	infrastructure	saving and spending
	centre	investment

	24% of global trade,	US$1trillion in	US$1.7trillion in
	regional trade	new infrastructure	new deposits
	US$1trillion(1)	investment	by 2009

	[GRAPHIC]	[GRAPHIC]	[GRAPHIC]

Banking	• Trade	• Project finance	• Credit Cards
Products	• Foreign Exchange	• Advisory	• Retail banking

	[GRAPHIC]		[GRAPHIC]
Customer
Segments	Asia Network		Partnerships

5

Asia is a natural market for Australian banks, and offers ANZ a unique long term growth option

[GRAPHIC]
[GRAPHIC]
[GRAPHIC]

6

[GRAPHIC]

06

Asia Network

Australia and New Zealand Banking Group Limited

March 2006

David Hornery

Managing Director, Asia

www.anz.com	[LOGO]

7

Contents

1.	Historic context	[GRAPHIC]	• We have a fundamentally different business and approach to the future than the late 90’s

2.	Sizing the business	[GRAPHIC]	• We have a substantial and long-established business with broad geographical coverage and product depth.
• The business is focussed. Where we choose to compete is grounded strongly in a series of sustainable competitive advantages

3.	Growth	[GRAPHIC]	• What will it look like?

8

We have a fundamentally different business today than we had in the late 90’s

Non-accrual Loans significantly reduced

[CHART]

Cross Border Risk dominated by Trade & Banks

Trade Finance	57%
Markets	16%
Direct Lending	8%
Treasury	7%
Project Finance	5%
Others	7%
Total by Product Type	100%
Corporate risk	39%
Bank risk	61%
Total by Customer Type	100%

Growing exposure in Trade business

[CHART]

Moderate growth in Gross Lending Assets

[CHART]

9

We have a substantial business…

[LOGO]

CHINA

•                  Established 1986 with branches in Beijing & Shanghai and new representative office in Guangzhou

•                  Only Australasian bank offering full range of banking services

[LOGO]

HONG KONG SAR

•                  Established 1970; 30 staff

•                  Leading Australian/NZ bank

•                  Supporting of trade flows between Australia/NZ & Hong Kong

[LOGO]

VIETNAM

•                  Commenced 1973 with branches in Hanoi, Ho Chi Minh City & representative office in Can Tho

•                  120 staff

•                  Leading foreign bank & electronic banking provider

[LOGO]

INDIA

•                  Established 1984; 5 staff

•                  Small presence in Mumbai since sale of Grindlays

•                  Non-bank financial company

•                  Trade finance & corporate banking

[LOGO]

MALAYSIA & THAILAND

•                  Representative offices in Kuala Lumpur & Bangkok with total of 5 staff

•                  Network support for companies doing trade business in Malaysia & Thailand

[GRAPHIC]

[LOGO]

SINGAPORE

•                  Regional headquarters for Asia

•                  Established 1974 & currently holding a wholesale banking licence

•                  130 staff

•                  Regional hub for all lines of business across Asia - specialising in structured finance & advisory services and structured trade finance

[LOGO]

KOREA

•                  Established 1978 with branch in Seoul

•                  20 staff

•                  Principally trade finance services to support ANZ’s international customers

[LOGO]

JAPAN

•                  Commenced 1969 with branches in Tokyo & Osaka; 56 staff

•                  The first, and still the only Australasian based bank with a branch in Osaka

[LOGO]

TAIWAN

•                  Established 1980 with branch in Taipei

•                  40 staff

•                  Wide variety of individual, corporate and commercial, trade finance and foreign exchange services

[LOGO]

PHILIPPINES

•                  Established 1990; 41 staff

•                  Full service commercial bank specialising in corporate banking, trade finance, international remittances and treasury

[LOGO]

INDONESIA

•                  Established 1973 through 85%-owned subsidiary PT ANZ Panin

•                  70 staff in the Network business

•                  Focus on trade finance, global MNCs and personal banking

10

With substantial relationship and product breadth

Client Relationship Group

•                  >2000 customer groups

•                  40% of our top 50 Asian clients’ revenues are booked outside of Asia

[LOGO]

Trade & Transaction Services

•                  ANZ accounts for 30% of the corporate segments of the primary Australian trade finance relationships(1)

•                  Best Trade Finance Provider East Asia 2004

[LOGO]

[GRAPHIC]

Personal & Private Banking

•                  40,000 customers

•                  $3.5 billion in deposits

•                  Full range of product capability

[LOGO]

Corp & Structured Financing

•                  Team of 30 based in Singapore & Hong Kong.

•                  Multi award winning business

[LOGO]

Markets

•                  50 staff over nine countries dealing in full range of products

•                  Voted Best FX House for AUD/NZD in Japan for 13 years from 1993 to 2005(2)

[LOGO]

(1) - East & Partners Feb 2005

(2) - Euromoney Japan

11

Three sources of competitive strength we can leverage

	Sources of Advantage	Recent Examples

Geography	• Geography	• Australia/NZ link:
	• Link to Australia/NZ/Pacific • Regional network coverage	• San Miguel’s bridge loan to assist in acquisition of National Foods of New Zealand
	• Local market depth	• GIC Realty’s purchase of Chifley Tower, Sydney
• Regional network:
• Walsin Lihwa’s plant expansion in China through its subsidiary, Hannstar Board, where ANZ participated in its syndicated loan

Skills/Expertise	• Skills	• Trade:
	• Core products • Structuring	• Structured trade facilities for a number of clients taking into consideration unique features of their operations, cashflows & industries that they operate in.
	• Sector/industry expertise	• Project Finance:
• A number of projects in the region including Nam Theun 2, Miaoli Windfarm & Pusan Newport.

Relationships	• Customer relationships	• Customers:
• Hutchison Whampoa
	• Government/agency relationships	• City Developments, Capitaland • Government:
• South Korean & Japanese Export Credit Agencies (KEIC, KEXIM, JBIC, JEXIM & NEXI)

12

Our competitive advantage geographically, eg Vietnam

[GRAPHIC]

•              Best Foreign Bank in Vietnam 2003 & 2004: Finance Asia

•              Best Retail Bank in Vietnam 2003 & 2004: The Asian Banker

•              The Most Favourite Bank in Vietnam 2002-2004: Vietnam Economic Times

Country Facts

Population: 83,535,576

GDP Growth Rate: 7.7%

Unemployment Rate: 1.9%

Exports: Crude oil, marine products, rice, coffee, rubber, tea, garments, shoes

Imports: Machinery & equipment, petroleum products, fertilizer, steel products, raw cotton, grain, cement, motorcycles

ANZ in Vietnam

Presence: Hanoi, Ho Chi Minh City, Can Tho

Operation: Branches in Hanoi & Ho Chi Minh City; Representative Office in Co Tho Province

Established: 1993

No. of Staff: 120 plus 60 agents

Activities: Personal Banking including electronic banking, Commodity & Trade Finance, Corporate Banking and Business Transaction Services, Treasury & Foreign Exchange, Correspondent Banking

13

We also have a strong niche position in Personal in Asia

OUR CUSTOMERS		EXPATS		LOCALS

WHY ANZ?	1.	Intrinsic connection	2.	Strong connection	We should ‘own’ these
	=	Aust/NZ expats	=	Students & Migrants	segments, aiming for
Compelling	•	Australasia’s Bank in Asia	= =	Property investors Asset investors	maximum share of wallet via cross-sell

	3.	Medium connection	4.	Medium connection	Success driven by
	=	other expats with interest in	=	local customers in franchise	well-focused local
		Australian, NZ property		sites i.e. Vietnam, Indonesia	strategy & strength
of brand

			5.	Weaker connection	Less compelling -
			=	other locals with demand for:	opportunistic and
Weaker			• •	high yield deposit product strong credit rating	driven by promotion, product and price e.g. Japan

	Expatriate			Vietnam
	Banking, incl	Deposit Growth	Student & Migrant	Personal Banking
OUR TARGETED GROWTH INITIATIVES	Mortgages Targets 1, 2, 3	Targets 1, 2, 4, 5	Banking project Targets 2	Indonesia Personal Banking

14

Our people agenda is the key to our success

• Do we have our best talent in the roles where they will have the biggest impact?	Culture	• Does our culture engender innovation and collaboration to support our growth ambitions?
• Are leaders and team members communicating effectively both within and across businesses?

Job Fit	Leadership	Performance

• Are our leaders engaged and inspiring employees with a growth mindset?

• Do we have enough talent to ‘fund’ our growth initiatives?	Talent	• Are our people focused on the right measures of performance to drive growth?
• Are our employees engaged?

15

So where does this take us?		[GRAPHIC]	Revenue growth significantly ahead of group target

•	Asia is a very attractive growth story

•	Asian network a key competitive advantage for ANZ

•	Maintain a clear leadership position amongst Australasian banks

•	Continued focus on lower risk activities, miminise balance sheet usage

•	Employer of choice, for local and expat staff

16

Additional Information

17

Asia Organisational structure

Managing Director, Asia

David Hornery

Country Leadership

China	Hong Kong	India	Indonesia	Japan	Korea

Malaysia	Philippines	Singapore	Taiwan	Thailand	Vietnam

Business Leadership

Corporate & Structured Financing	Markets	Trade & Transaction Services	Personal & Private Banking

Client Relationship Group

Consumer & Services	Food, Bev & Agribusiness	Financial Institutions	Industrials & Materials	Institutional Property Group	Natural Resources	Utilities, Transport & Healthcare

Support

Operations & Support	Credit Risk	Operational Risk	Finance	Marketing & Communications	People Capital

18

Personal & Private Banking Network has been separated out for the first time

Head of Personal & Private Banking, Asia Damian Johnson			Country Heads

Student & Migrant Banking	Private Banking (Singapore-based)	Origination teams in countries of critical mass (initially) Hong Kong & Indonesia	Head of PB China

Head of PB Indonesia

Expatriate Banking	Personal Banking (Singapore-based)		Head of PB Japan

Head of PB Philippines

Head of PB Taiwan

Produc & Process Development	Credit Support		Head of PB Vietnam

Regional roles with responsibility for segment proposition regionally & linkages with Aust & NZ	Regional offering (offshore banking) located in Singapore - central booking & fulfilment model		Responsible for onshore banking and offshore banking

19

So, how do we apply our competitive advantages at the customer level?

• Consumer & Services • Food, Beverages & Agribusiness • Financial Institutions • Institutional Property Group		• Industrials & Materials • Natural Resources • Utilities, Transport & Healthcare
INDUSTRY EXPERTISE

ANZ in Asia

RELATIONSHIPS		PRODUCTS

• Culturally attuned • Long-term relationships • Trusted advisers		• Project Finance • Financial Markets • Trade • Capital Structuring • Mergers & Acquisitions • Personal Banking • Corporate Banking

20

Our Competitive Advantage by Skill Set

[LOGO]

Best Project Finance Bank in Asia 2005

[LOGO]

Largest ever private sector hydroelectric power project involving the first ever use of “dual country” Political Risk Guarantees, an innovative Export Credit Agency reinsurance scheme & the resolution of significant intercreditor issues.

Awards won:

Best Project Finance Deal 2005 - FinanceAsia

Asia Pacific Power Deal of the Year 2005 - Project Finance International

Best Project Finance Deal 2005 - Asiamoney

[LOGO]

Asia Pacific Adviser of the Year 2005

[LOGO]

USD35 million borrowing base financing for Pearl Energy. The aggregation of the oil & gas fields in Indonesia & Thailand into a single borrowing base structure is a first for Asia.

Award won:

Oil & Gas Deal of the Year 2004 - Project Finance

[LOGO]

Best FX House in Japan for AUD & NZD from 1993 to 2005

[LOGO]

•                  First ever Taiwan dollar financing under the German export credit programme, Euler Hermes.

•                  First ever local currency Export Credit Agency supported transaction in Taiwan.

•                  Innovative funding and interest rate and foreign exchange hedging structure providing a benchmark in the Taiwanese market.

Award won:

Deal of the Year

Asia Pacific Renewables 2005 - Euromoney London

21

ANZ has leveraged its global network to help a number of its Asian customers

[LOGO]

ANZ was the sole lender for bridge financing to the subsidiary of the Government of Singapore Investment Corporation to assist with the acquisition of Chifley Tower in Sydney, a landmark premium grade commercial building.

[LOGO]

ANZ was the lead arranger of a AUD500 million debt issuance programme for The International Commercial Bank of China.

ICBC is the first Taiwanese bank to raise capital in Australia, with this being the largest Australian programme for an Asian bank in more than a decade.

[LOGO]

Assisted San Miguel Corporation in its acquisition of National Foods Limited, establishing a “Chinese Wall” to address conflict of interest due to ANZ’s involvement in an opposing bid.

[LOGO]

ANZ was one of the lead arrangers, underwriters & bookrunners for Hongkong Electric’s AUD617 million 5-year sundicated loan for refinancing of equity investment in Australia’s power assets including Powercor, ETSA & Citipower.

[LOGO]

ANZ arranged a USD40 million finance lease for PT Pama Persada, the largest mining contractor in Indonesia, and a direct subsidiary of the Astra group which is ultimately majority owned by Jardine Matheson based in Hong Kong.

[LOGO]

Lead underwriter, facility agent & documentation bank for an AUD1.5 billion five-year loan facility for Hutchison 3G Australia Pty Limited, a group company of Hutchison Whampoa, for the refinancing of its short term bilateral arrangements & general working capital requirements.

22

The material in this presentation is general background information about the Bank’s activities current at the date of the presentation. It is information given in summary form and does not purport to be complete. It is not intended to be relied upon as advice to investors or potential investors and does not take into account the investment objectives, financial situation or needs of any particular investor. These should be considered, with or without professional advice when deciding if an investment is appropriate.

For further information visit

www.anz.com

or contact

Stephen Higgins

Head of Investor Relations

ph: (613) 9273 4185   fax: (613) 9273 4091   e-mail: higgins@anz.com

23

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[GRAPHIC]

06

[LOGO]

John Winders

Executive Vice President

& Director PT Panin Bank

Jakarta 6 March 2006

[LOGO]
[LOGO]	[LOGO]

1

ANZ holds equity stakes in PT Panin Bank and ANZ Panin

Ownership Structure

Public	Gunawan Family Interests	ANZ Bank

29%	42%	29%

	PT Panin Bank

	15%	85%

	ANZ Panin

•                  PT Panin Bank includes full service banking model in corporate, SME and consumer customer segments

•                  ANZ Panin includes ANZ’s Indonesian Network and Credit Cards businesses.

2

ANZ’s investment in PT Panin continues to add value

•                  ANZ acquired a 29% minority stake in Panin Bank through

•                  11% purchased and an option agreement over an additional 18% in 1998/99

•                  ANZ’s primary roles include

•                  Assisting strategy

•                  Facilitation and development of PT Panin’s internal capabilities

•                  Profit making initiatives

•                  Focus on retail & SME segments, Corporate lending weighted to long established entities

Value of ANZ’s investment in PT

Panin continues to grow (at Jan-06)

[CHART]

3

PT Panin Bank is Indonesia’s 8th largest bank by assets

[LOGO]

8th largest overall and 5th largest among non-

government banks (total Assets 31/12/05*)

[GRAPHIC]

Combined assets of remaining 117 small banks is 280 trillion

* As reported in Bisnis Indonesia 28/2/06- based on BI published numbers

4

Panin’s network continues to expand with more than 200 branches and 9,500 ATMs

[LOGO]

Connection to Bersama and Alto ATM networks provide Panin customers with access to 9,500 ATMs

[GRAPHIC]

5

Panin is a fast growing, mid-sized bank focusing on SME and more affluent consumers

Strong lending growth

[CHART]

70 new branches & access to 9,500 ATMs since 2003

[CHART]

Retail Deposits growing strongly

(savings, current & time deposits)

[CHART]

Increased investment in FTE’s (largely frontline)

[CHART]

6

Strong growth in Panin Consumer & SME businesses offset by NIM pressure and franchise investment

Solid underlying revenue growth

[CHART]

Significant franchise investment (operating expenses)

[CHART]

[GRAPHIC]

Underlying profit growth impacted by franchise investment

[CHART]

Significant one-off events in 2005

•                  Inflation 8% to 17%

•                  Wholesale funding spiked 5% in 2 months

•                  Mutual Fund Bond Market collapsed

*refer slide 14 for one-offs

7

Similar to ANZ, Panin has transformed its business mix towards consumer and SME

A significant shift in business mix

(% lending assets)

[CHART]

Housing Loans

[CHART]

Motor Vehicle Loans

[CHART]

SME Loans

[CHART]

8

Panin maintains conservative approach to risk. Changes to Bank Indonesia policy caused temporary spike in NPLs in 3Q05

Total Loans

IDR 15tn

Current
Corporate	3.1tn*
6.4 tn	NPL 0.6tn
(9.37%)

Current 3.65tn
SME	NPL 0.05tn
3.7 tn	(1.35%)

Current 4.6tn
Consumer	Past due < 90
4.9 tn	days 0.3tn

Dec 05

	Dec 05	June 05	2004	2003
NPL	1,393	656	848	794
NPL (%)	9.1	4.91	7.71	9.6
Provision	980	906	779	740
Net NPL (%)	2.5	(1.88)	0.63	0.65

[GRAPHIC]

•                  *includes 2.7tn increase following changes to Bank Indonesia NPL policy in 3Q05

•                  Trending towards 5% as BI policy clarified

•                  Consumer/SME mostly secured lending

•                  Ongoing leveraging of ANZ capabilities

9

Panin’s growth is driven by investment in products and distribution, and leveraging ANZ’s capabilities

Building a retail banking business in Indonesia

[GRAPHIC]

IT Infra. Upgrade & Disaster Recovery*

BPR Program*			Centrally Managed National Home Loan Model*	National Rollout of Car Loan Approval System*

Branch Redesign^	[LOGO]		Free customer access to 3,000 linked ATMs^	Free customer access to 9,800 linked ATMs^

Car Loan (KPM)#	Phone Banking^	Centrally Managed National Car Loan Model*	MasterCard Debit Card#	Establishment of SMART centres^

Home Loan (KPR)#	National Call Centre^	ATM BillPay Facilities^	Magna Savings Deposit Product#	Establishment of National Call Centre^

Dalink Fixed Interest Fund#	Reksa Panin Mutual Fund#	Reksa Panin Plus Mutual Fund#	Small Business Secured Loan#	33 new branches^

2001	2002	2003	2004	2005

* Systems/Ops	^ Distribution	# Product Launch

10

Summary

•                  Panin Bank’s underlying profit growth is strong

•                  The partnership continues to add value to ANZ with market value well in excess of book

•                  2006 performance adversely impacted by increased interest rate environment

•                  Success of Panin partnership underlies ANZ model

•                  transformation of business mix to consumer/SME

•                  significant investment in products, people and distribution

•                  continuing improvement to risk management and other infrastructure/capabilities

•                  Panin Bank is well placed for continued growth and future industry consolidation

11

Additional Information

12

[LOGO]

Panin has established itself as a leading player in the motor vehicle finance business

Strong Growth in Loans & Customers

[CHART]

•                  41% increase in car loan outstandings in 2005.

•                  Car sales slowed after reduction of fuel subsidy and increase in interest rates in 4Q05.

Sales strategy focused on leveraging strong dealer relationships

•                  Panin now operating 23 car loan centres across 15 cities.

•                  Car loan sales management operated through specialised business unit and specialists co-located with dealers

•                  Credit decisions retained by local branches

•                  >90% car loan sales sourced through car dealer relationships

Dealer Relationships

[LOGO]

•                  Honda, Toyota and Nissan comprise >80% of sales in Panin target car market.

13

[LOGO]

Good momentum in home loans, despite increased competition

Solid Home Loan growth

[CHART]

•                  57% growth in outstandings in 2005, excellent result in view of downturn following interest rate rises in Sept-05

•                  Market growth has slowed, however beginning to show signs of recovery

Relationships built through network and external parties

•                  56% of home loans sourced through connections with land developers and real estate brokers. Broker shares in up-front fee but no impact on NIM.

•                  New connections being established on regular basis.

•                  Major connections include

Brokers (>100 offices combined)

[LOGO]

Land Developers

[LOGO]

14

[LOGO]

SME growing strongly following increased focus – key medium term growth engine

Exceptional Lending growth in 2005

[CHART]

•                  122% growth in SME outstandings in 2005.

•                  Only 21% of Indonesia’s 40 million SME’s are serviced by formal banking sector – strong opportunity for further growth.

Specialist focus on SME

•                  Until 2005 had received little attention.

•                  Jan 2005 – dedicated SME lending director appointed. Total balances have grown 122% since specialist model introduced

•                  Panin now operating 20 ‘SMART’ centres across 8 cities, and growing.

•                  SMART centres located in business hubs with 5+ specialist account officers.

•                  Sales tactics include direct targeting of competitor customers and up-sell offers to existing Panin SME customers.

•                  Loans are well secured

15

Panin Bank and the Indonesian Reksa/bond market

•                  The “Reksa Product” is a mutual fund type investment typically invested in domestic government bonds. Customers were attracted to the investment because of its higher yield.

[CHART]

•                  Panin Reksa outstandings peaked at IDR 9.7Tn early 2004.

•                  As rates started to rise, Reksa customers surrendered their holdings.

•                  Most banks, including Panin, held the redeemed bonds.

•                  As at 31 Dec 05 Panin’s Reksa outstandings were minimal.

16

ANZ’s equity accounted profit is impacted by a number of variables

Solid underlying NPAT growth
(ANZ equity accounted profits A$m)

[CHART]

Amount reported by ANZ as equity accounted profit impacted by:

•                  ANZ records share of income from Panin on a 3 month lagged basis due to market sensitivity.

•                  Exchange rate volatility

•                  Withholding tax changes

•                  Differences between statutory and management accounts eg tax

•                  Differing accounting treatments eg Provisions raised when investment written down

17

Strong balance sheet growth, good growth in consumer lending

Assets

[CHART]

Liabilities

[CHART]

•                  Collapse of mutual fund market in ‘05 saw bonds returned to banks.

•                  IDR money market deposits required to fund bonds.

•                  NIM squeezed as BI increased rates 5.3% in 6 weeks.

•                  Inflation jumped from 8% to 18% in 6 months.

18

Indonesia’s banking sector has recovered strongly

•                  Strong capitalisation, liquidity, asset quality, all likely to improve further as economy strengthens

•                  Under-penetrated banking sector:

•                  Loans/GDP at 25% amongst lowest globally

•                  Consumer Loans/GDP at ~10% amongst Asia’s lowest

•                  Asia’s fastest loan growth +19.8% ‘04, +22.9%# ‘05, 5 year CAGR +22%

•                  Loan growth reflected in home and car finance, new investment, higher exports and new appetite for infrastructure projects (+US$75b forecast to 2010)

•                  Margins contracting but from relatively high levels

•                  Very high (~35%) sector foreign ownership implies improved management practices underpinning aggressive growth

•                  More consolidation amongst remaining 130+ banks likely to drive further productivity gains

•                  Risks to growth include high competition, rising inflation, uncertain credit quality (vis-à-vis strong loans growth), security issues, etc.

Loan Growth 2005E

[CHART]

NIM 2005E

[CHART]

Source:  FPK Asian Banks 2005 Outlook, Merrill Lynch, 2004 – That was the year that was

19

Bank Indonesia blue-print signals further wave of consolidation

[CHART]

•                  Min. capital >IDR50Tn

•                  Capacity to operate in international scale

•                  Capital requirement: IDR10-50Tn

•                  Offers wide range of business and nationwide coverage

•                  Capital requirement: IDR100Bn-10Tn

•                  Focus on particular business or customer segments, e.g. retail, corporate, regional

•                  Banks with capital <IDR100Bn

•                  Limited business activities and territorial reach

20

[GRAPHIC]

06

PT. ANZ Panin Bank

www.anz.com	[LOGO]

Information Flow

1. ANZ Panin Today	1.1. The Synergy

1.2. Customer Perception

1.3. Our Growth

2. About ANZ Panin	2.1. History

2.2. Recognition

3. Product & Service	3.1. Corporate Banking; 3.2. Treasury & Market

3.3. Trade Finance; 3.4. Retail Personal Banking

3.5. Cards

4. ANZ Credit Cards	4.1. Focus

4.2. Customer Experience

4.3. Strategic Partnership

2

Look & Feel

Opening Look	ANZ Panin Bank Today	About ANZ Panin

[GRAPHIC]	[GRAPHIC]	[GRAPHIC]

Product & Service	ANZ Credit Cards

[GRAPHIC]	[GRAPHIC]

3

Content Details

4

1. ANZ Panin Today – 1.1. The Synergy

•                  ANZ Panin Bank

•                  One of the largest JV Bank in Indonesia in term of customers and profitability ratios.

•                  157 full time staff, 350 foreign owned company accounts, 320 Indonesian company  accounts, nearly 300,000 individual customers.

•                  As of 30 Sept 05, total assets of AUD 536m, total customer liabilities of AUD 434m, NPBT AUD 17m.

•                  Operates from 2 locations in Jakarta with an outbound call centre and representative office in Surabaya and Bandung.

•                  PaninBank

•                  Top 10 Banks in Indonesia with hundreds of thousands customers.

•                  227 branches and 240 ATMs around Indonesia.

•                  Panin Bank customers has access to Indonesia’s largest ATM network with Alto and Bersama ATM Networks.

•                  Survives the 1997 economic crisis without having to undergo recapitalisation.

•                  Has total assets of approx. AUD 5 bio.

5

•                  Perfect synergy combining ANZ as one of the largest bank in Australia with global network in Europe, America, Asia/Pacific, and Panin Bank with strong local knowledge.

6

1. ANZ Panin Today – 1.2. Customer Perception

•                  Bank with “Human Face”

•                  Offer products by focusing on modern lifestyle.

•                  Innovative and trendy look of collaterals, promotion media.

•                  Customer opinion about ANZ Panin.

To support the idea of dynamic and contemporary look with young feel (based on AC Nielsen Survey).

•                  “ANZ Panin has the same social class with Citibank… the difference is Citibank is older”

•                  “Cool & Stylish”

•                  “Young Executive”

•                  “Cute, with unique card design”

•                  “Dare to be different… has trademark”

•                  “Drives BMW”

•                  “Whatever he wears, suits him”

7

1. ANZ Panin Today – 1.3. Our Growth

•                  Our Focus

•                  Building a premium credit card business.

•                  Supporting multinationals network in Indonesia.

•                  Identify Indonesian opportunities for ANZ product specialists and provide ongoing support in deal structuring.

•                  Deepen industry focus in natural resources – coal initiative to grow our business in natural resources.

•                  Accelerate development of our food, beverage and agribusiness customer base (i.e. Palm, oil, pineapple, etc).

8

•                  With strong focus, ANZ Panin has shown excellent performance.

•                  CAGR: 20.6%

•                  ROE: 17.8%

•                  Cost to Income ratio: 42.8%

•                  Strong CAR: 21.4% for further expansion

•                  Increasing number of customers, loan and NPAT.

No. of Customers	Loan	NPAT

[CHART]	[CHART]	[CHART]

Note: Graphs (Loan and NPAT) are in AUD ‘000, as per Sept 2000-2005. No of Customers is in thousand.

9

2. About ANZ Panin – 2.1. History

•                  1973, ANZ Grindlays Bank established a representative office in Jakarta.

•                  1993, ANZ purchased Westpac stake in the joint venture Bank with PaninBank and established PT ANZ Panin Bank.

•                  1999, to expand its retail sector, ANZ Panin Bank acquired cards portfolio of Bank Papan, and since then, ANZ Panin offers credit cards to market with advanced call centre facility

10

2. About ANZ Panin – 2.2. Recognition

•                  Business Week Magazine (August 2005):  Indonesia’s most admiredcompany.

•                  Infobank Magazine (June 2005): Bank with the most focused activities in a specific business sector.

•                  Infobank Magazine (June 2005):  Voted top 10 bank in Indonesia.

•                  SWA Magazine (May 2000):  Rated No. 1 best bank in the medium sized bank  category.

•                  and many more

11

3. Product & Service

Trade Finance

Provide products such as:

•                  Bank guarantee (eg. custom bond, bid bond, performance bond).

•                  Import (eg. Opening LC, Local LC, Import Tax Payment, Shipping Guarantee).

•                  Export (eg. Advising and negotiation Letter of Credit, Discounted Bills).

•                  Collection (eg. Clean/cheque collection, documentary collection).

•                  Structured Trade Finance (eg. Pre-export financing).

Corporate Banking

In general, assisting multinational corporations and expatriate businesses, with:

•                  Term, working capital and Bridging Loan Facilities with multi currency options.

•                  Arranging Loan Syndication for viable project (Project Financing).

•                  Pre and post shipment financing of trade (Export) related transactions.

•                  Interest bearing term and call deposit products for surplus corporate funds.

•                  International and local money transfer services.

•                  Financial advisory services in cooperation with ANZIB

•                  Electronic Banking.

Retail Personal Banking

•                  Provide general banking products and services such as deposit account, current account, and safety deposits.

•                  Provide assistance for opening ANZ account in Australia and New Zealand.

Treasury & Market

•                  Provides general treasury products such as foreign exchange services, loan and deposits and any other financial market products.

Cards

•                  Provides loan to consumers in the form of credit cards for all market segments.

•                  3 types of card: classic, gold, platinum.

•                  Sales: direct sales & telemarketing.

•                  4 branches: Jakarta, Surabaya, Bandung.

12

4. ANZ Panin Credit Cards – 4.1. Focus

•                  Credit card is retail focus of ANZ Panin.

•                  Type of cards offered: classic, gold, platinum.

•                  ANZ owns 70% of the platinum market share.

•                  ANZ Platinum is the 1st Platinum card that invites public to apply.

[GRAPHIC]	[GRAPHIC]

13

4. ANZ Credit Cards – 4.2. Customer Experience

•                  Dynamic and contemporary look.

•                  Unique card design that represent style, character and personality of the Cardholders (Picture Card).

•                  Cardholders can choose from 9 pre-selected pictures.

[GRAPHIC]

•                  or they can submit their own pictures.

[GRAPHIC]

14

4. ANZ Credit Cards – 4.2. Customer Experience

•                  Focusing on modern lifestyle and experience for Cardholders when using the card.

•                  Cooperates with international partners providing talk-of-the-town events that gives values to the Cardholders.

1st Broadway show in Indonesia	Holiday On Ice	Disney 1st Room Makeover	Nickelodeon	“Meet Tommy”

[GRAPHIC]	[GRAPHIC]	[GRAPHIC]	[GRAPHIC]

See it first! Box Office Movie Program	[GRAPHIC]	[GRAPHIC]	[GRAPHIC]

15

4. ANZ Credit Cards – 4.3. Strategic Partnership

•                  Building brand association with 28 international boutiques providing interest free installment and other privileges.

[LOGO]

16

4. ANZ Credit Cards – 4.3. Strategic Partnership

•                  Through ANZ Spot – I Love This Spot, building brand association with more than 200 restaurant/café partners providing year-long benefits in form of discounts and complimentary. Partners located throughout Indonesia, such as Jakarta, Bali, Surabaya.

[LOGO]

… and hundreds of other merchants.

17

The material in this presentation is general background information about the Bank’s activities current at the date of the presentation. It is information given in summary form and does not purport to be complete. It is not intended to be relied upon as advice to investors or potential investors and does not take into account the investment objectives, financial situation or needs of any particular investor. These should be considered, with or without professional advice when deciding if an investment is appropriate.

For further information visit

www.anz.com

or contact

Stephen Higgins

Head of Investor Relations

ph: (613) 9273 4185   fax: (613) 9273 4091   e-mail: higgins@anz.com

18

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06

ANZ Network - Philippines

Australia and New Zealand Banking Group Limited

7 March 2006

Johnny Co

General Manager, ANZ Philippines

www.anz.com	[LOGO]

ANZ is Australia’s leading bank in the Philippines

•                  Representative office established in 1990

•                  Full Commercial Banking License granted in 1995

•                  Only Australian bank with full commercial banking operations in the Philippines

•                  Single branch office in Manila CBD (license allows for 5 more)

•                  Consistently ranks amongst the Philippines top 3 most profitable banks in ROE terms

•                  41 full time employees

[GRAPHIC]

2

Philippines becoming a more attractive banking market

Strong real GDP growth forecast

[CHART]

Solid growth in Banking Sector FUM*

[CHART]

Stable interest rate environment in recent years

[CHART]

Banking Sector Non Performing Loan levels returned to reasonable levels

[CHART]

*includes deposits & trust funds

3

Our business is focussed around four core segments

Segments	Commodity & Trade Finance	Markets & Risk Management	Financing	Deposits

Products / Competencies	• Range of trade finance solutions	• FX and Interest Rates products	• Short term working capital	• Local & Foreign currency deposit taking

	• Structured trade products • Facilitate trade to/from Aust/NZ and with Asia	• Facilitating risk management strategies for customers through derivatives	• Long term capital expenditure facilities • Financing in both USD and PHP	• ANZ strong credit rating a benefit • Savings, checking & term deposits offered

Customers	• Large, Blue Chip Local Corporations	• Aust/NZ companies doing business in Philippines

	• Gov’t of Philippines	• Expats, High Net Worth individuals

• Multinational Customers

4

Momentum returning to the business following de-risking

USD lending momentum impacted by de-risking

[CHART]

Solid NPAT growth following impact of de-risking

[CHART]

Good foreign deposits growth, focus is on PHP growth

[CHART]

Non Performing Loans at low levels

[CHART]

5

We have clear strategic responses to the challenges that we face

Challenge	Strategic Response

• Uncertain political & commercial environment	• De-risking of portfolio undertaken
• Actively manage country, industry and customer limits
• Building relationships with customers with acceptable hedge mechanisms

• Limited presence of Aust/NZ companies in the Philippines	• Introduce Aussie/Kiwi suppliers to Philippine importers (“making the market”)
• Significant involvement in FDIs into Australia
• Build capabilities in trade business – new sources of business and focus on “end to end” customer solutions

• Declining USD lending / lack of network to generate “cheap” peso funds	• Delivering increased share of non-lending collateral business • Cooperation with Development Bank of Philippines to facilitate peso lending
• Exploring ATM network expansion opportunities

6

We are well positioned in a number of niche growth segments

•	Project Finance opportunities with Australian mining companies	[GRAPHIC]	Leveraging ANZ relationships & specialist capabilities to deliver growth

•	Well positioned in recently formed securitisation market

•	Exploring involvement in infrastructure & power privatisation

•	Specialist skills enabling total customer relationship focus

7

Summary

•                  ANZ remains the only Australian bank with a full banking licence in the Philippines

•                  Philippines is a growing market, systematic risk has reduced significantly since the Asian crisis

•                  Focus is on facilitating Aust/NZ trade and growing domestic and intra Asia business

8

Additional Information

9

Philippines trade profile

Exports	Imports
(% share, January to October 2005)	(% share, January to October 2005)

Top 5 Products	Top 5 Products

[CHART]	[CHART]

10

[GRAPHIC]

06

Metrobank Card Corporation

Australia and New Zealand Banking Group Limited

7 March 2006

Anne Young

President, Metrobank Card Corporation

11

Metrobank is the Philippines largest bank

•                  Metrobank was founded in 1962

•                  Philippines largest bank by loans and deposits

•                  ~ 1,300 points of representation

•                  Business mix weighted towards Consumer & SME

Strong market position in both Lending & Deposits

[CHART]

Top five Philippine banks by loans & deposits (PHP billion)

[CHART]

12

ANZ and Metrobank formed a Cards partnership in 2003

[LOGO]	[LOGO]

60%	40%

ANZ Investment A$13.8m

[LOGO]

ANZ has management influence through;

•                  Proportional board representation

•                  Right to appoint president and key senior management positions

•                  Board veto rights

13

Partnership model leverages Metrobank and ANZ’s strengths

[LOGO]	[LOGO]	[LOGO]

• Large customer base		• Proven success in cards business

• Significant distribution capability		• Management expertise

• Strong brand		• Strong product development & marketing capabilities

• Local knowledge and relationships		• Strong risk management capabilities

14

Since 2003 MCC has been built into one of the fastest growing card companies in the Philippines

2003 Credit Card Market Share	2005 Credit Card Market Share

[CHART]	[CHART]

Credit quality remains amongst industry leaders, and continues to improve	Success has been built on a five step strategy for growth…
(% delinquencies 30+ days past due – Credit Cards)

[CHART]

*ECN market share restated

15

1.                                        Building a strong brand

•                  Powerful Metrobank image of trust

•                  Leverage ANZ international capabilities

•                  Increased investment in advertising

•                  Innovative and attractive products

•                  Investment in front line staff

[GRAPHIC]

16

2.                                        Customer acquisition

•                         Improving branch sales effectiveness

•                         Investment in customer analytics, tailoring products to customer segments

•                         Significant investment in credit risk management

•                         Introduction of direct sales agents

•                         Good service – “making it easy to get a card”

•                         Flexible, low cost technology

Strong growth in card numbers

[CHART]

Continued growth in new cards approved per month (average)

[CHART]

17

3.                                        Deepen relationship with existing customers

•                  Enhanced customer profitability data

•                  Pricing for risk

•                  Focus on upgrading products and cross sell

•                  Increased training for front line staff

•                  Telemarketing capabilities developed

Strong growth in outstandings

[CHART]

Increased penetration through the branch network (cards per branch ratio)

[CHART]

18

4.                                        Retain profitable customers

•                  Reactive and proactive retention strategies tailored to customer segments

•                  ANZ retention strategies proven successful for MCC

•                  Improved credit and fraud risk management capabilities

•                  Fraud losses reduced from 0.17% in 2004 as % of billings to 0.04% in 2005

Revolver rate increasing

[CHART]

Reducing delinquency levels

(30+ past due)

[CHART]

19

5.                                        Extend in to new customer & product segments

•                  Increased geographic representation

•                  Continuous product development – recurring bills, instalment loans

•                  J G Summit White label card (featured) launched 22nd February 2006

•                  Extending cross sell to additional company’s customers i.e. AXA

[GRAPHIC]

20

Financial performance has exceeded expectations

Exceptional revenue growth…

[CHART]

…allowing increased investment in the business (expenses)

[CHART]

Despite increased investment strong NPAT growth momentum maintained

[CHART]

21

Significant opportunities to continue growth agenda

Strengthen Metrobank Partnership	+	Grow Metrobank Card Corporation	+	Deliver on technology agenda

• Launching Debit card		• Launch Business Card		• Install Application Processing System
• Implementing Metrobank Call Centre		• Launch Go White Label • Gift Card Proposition		• Install Installment module • Launch Intranet
• Developing Telesales Centre – AXA, Metrobank		• Developing Acquiring – Subsidiaries and GO		• Upgrade Collection System • Acquiring
		• Issue ATM pins for cash Advance		• Chip

22

Summary

•                  Metrobank, the Philippines largest bank, has proven perfect fit for ANZ’s partnership agenda

•                  Philippines economy and banking market continue to develop and offer significant opportunity

•                  ANZ’s proven Credit Cards success has driven strong growth in the MCC partnership

•                  Performance has significantly exceeded expectations which is forecast to continue

23

The material in this presentation is general background information about the Bank’s activities current at the date of the presentation. It is information given in summary form and does not purport to be complete. It is not intended to be relied upon as advice to investors or potential investors and does not take into account the investment objectives, financial situation or needs of any particular investor. These should be considered, with or without professional advice when deciding if an investment is appropriate.

For further information visit

www.anz.com

or contact

Stephen Higgins

Head of Investor Relations

ph: (613) 9273 4185   fax: (613) 9273 4091   e-mail: higgins@anz.com

24

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06

ANZ Network - China

Australia and New Zealand Banking Group Limited

8 March 2006

Jock McGregor

Head of ANZ China

www.anz.com	[LOGO]

ANZ has a long standing and increasing presence in China

1940	1986	1997	2002	2006
Correspondent	Beijing Rep	Beijing branch	Shanghai local	Guangzhou
bank for Bank	office opened	opened	forex licence	Rep office
of China				approved

1940	1980	1990	2000	Today

	1993	2000	2005
	Shanghai	Shanghai	Beijing branch
	branch opened	branch RMB	RMB licence
		licence

2006 represents 20 years since ANZ opened its

Beijing branch

2

Our strategy is focussed across a number of segments

Commodity & Trade Finance	• Tapping into the commodity flows into China, and around Asia

Markets	• Utilising our strong AUD capability, and our derivatives license

Corporate Banking	• Providing solutions to network customers including selected State Owned Enterprises and Chinese Multi National Corporations

Personal & Private Banking	• Focus on high net worth individuals, Australian property investment and student and migrant flows and government co-operation

3

We have built our core capabilities around meeting the needs of these segments

Market Segment	Products & Capabilities

1. Commodity & Trade Finance	• Vanilla & Structured Trade
• Commodity based solutions

2. Transaction Services	• Corporate & Personal Banking
• RMB
• Foreign Currency

3. Markets	• Foreign Exchange
• Money Market
• Derivatives

4. Corporate Banking	• Central Relationship Management

5. M&A	• Facilitating outbound and inbound China investment

6. Risk & Capabilities	• Regulatory Information & Guidance

4

Increased trade with China reflected in ANZ’s volumes

Australia’s trade with China has	ANZ trade volumes have
boomed in recent years*	increased significantly
(% share of Australian goods traded)

[CHART]	[CHART]

*Source: ABS
^Letter of Credit

5

Increased trade volumes and markets activity driving investment and strong profit growth

We continue to invest in	Increased activity driving
FTE’s to drive growth	strong NPAT growth

[CHART]	[CHART]

Building capabilities in all	C&TF & Markets driving
segments (FTE allocation)	profit (% contribution 2005)

[CHART]	[CHART]

6

Summary

•                  ANZ has a long history in China, 2006 represents 20 years since first office opened

•                  China’s booming economy offers significant opportunity

•                  We continue to build our capabilities to capture growth opportunities

•                  Strong profit growth in 2005 is forecast to continue

7

Additional Information

8

Fast facts about China

	[GRAPHIC] CHINA	[GRAPHIC] AUSTRALIA

Landmass	9.3m sq km	7.6m sq km	Larger than the US
Population	1,306,313,812	20,090,437	65 times larger
Population Growth Rate	0.58%	0.87%	Slowed from 1 child policy
GDP (USD)	7.262 trillion	611.7 billion	Just increased USD400M
GDP per Capita (USD)	5,600	30,700	Growing middle class
GDP Growth (%)	9.9	3.5	Aiming for a soft landing
Exports (USD b)	583.1	86.9	Growing
Imports (USD b)	552.4	98.1	Growing
Inflation (%)	4.1	2.3	Influenced by food & fuel
Labour Force (m)	760.8	10.35	Still mostly rural
Unemployment Rate (%)	20	5.1	Much higher in rural areas
Median Age	32.26	36.56	Health system is lacking
Literacy (%)	90.9	100	Rural education is lacking
Television Stations	3,240	104	Still under tight control

Source: CIA World Factbook

9

China macro facts

•                  China foreign & local currency ratings were raised by one level to A- by Standard & Poor’s and A2 by Moody’s.

•                  2005 GDP grew 9.9% - overtaking the U.K as the world’s 4th largest.

•                  GDP rose to RMB 18.2 trillion (US$2.26 trillion) after expanding 10.1% in 2004.

•                  GDP data was revised going back 10 years and now includes the service sector which contributes 40% to nominal GDP, up from 31%.

•                  2006 FDI is forecast to be US$60 billion, unchanged from 2005.

•                  2005 trade surplus tripled to a record US$102 billion.

•                  Exports rose 28%. Imports rose 18%.

•                  2005 FX reserves rose to a record US$818.9billion at the end of December nearing Japan’s.

•                  2005 Industrial Output climbed 16.4%.

•                  2005 Producer Prices increased 5% (6.1% in 2004).

•                  2005 Industrial Company Profits increased 20% (to USD174 billion).

•                  Holiday spending was up 15.5% over last year, with retail volume of consumer goods reaching RMB190 billion (US$24 billion).

•                  Shanghai Statistical Bureau figures released Wednesday showed prices for all types of real estate rose 9.7% year-on-year last year, slowing from 15.9% growth in 2004.

10

World growth forecasts

% Change in real GDP	2004	2005	2006f	2007f
United States	4.2	3.6	3.2	2.9
Japan	2.6	2.3	2.0	1.9
Euro	1.7	1.2	1.3	1.8
Australia	3.3	2.5	3.4	3.6
China	9.5	9.3	8.0	7.8
Korea	4.6	3.7	3.5	3.0
Indonesia	5.1	5.4	5.6	5.5
Thailand	6.1	3.6	3.8	4.1
Hong Kong	8.2	6.2	3.3	3.3
Malaysia	7.1	4.6	4.1	3.8
Singapore	8.4	4.7	4.5	4.5
East Asia excl Japan	8.1	7.5	6.6	6.3
World	5.0	4.3	4.0	3.8

Weighted by GDP in US$ at purchasing power parity exchange rates.

Sources: national agencies; IMF; Economics@ANZ.

11

Global Energy and Commodity Market

•                  2005 oil imports increased 3.3%. Growth was reduced from 35% in 2004 due to soaring global prices.

•                  China was responsible for 50% of global energy growth from 2001-2004.

•                  State Grid Corp of China plans to spend US$99.2 billon in the next 5 years to upgrade its network. Hydroelectric power capacity increased 46% in the last 5 years.

•                  China is the world’s largest producer of steel, expected to exceed 300 million tonnes in 2005.

•                  China is consuming 40% of the world’s cement, 30% of it’s coal, and 30% of it’s iron ore.

•                  China produces about one-third of the world’s coal but accounted for more than 80 percent of global coal mine deaths in 2004. The National Safety Administration reported last month that 5,986 had died in coal mine accidents in 2005.

12

RMB Lending & Deposit Rates

Lending Rates

Product	Rate
Personal Loans
within 6 mths	5.22%
6 mths to 1 year	5.58%
1 to 3 yrs	5.76%
3 to 5 yrs	5.85%
over 5 yrs	6.12%
Commercial Loans
within 5 yrs	4.95%
over 5 yrs	6.12%
Mortgages
within 5 yrs	3.96%
over 5 yrs	4.41%

Deposit Rates

Product	Rate
Current Account	0.72%
Term Deposits
within 3 mths	1.71%
6 months	2.07%
12 months	2.25%
24 months	2.70%
36 months	3.24%
60 months	3.60%
Contracted Deposit	1.44%
Call Deposit
1 day	1.08%
7 day	1.62%

•                  Deposit, Mortgage and Personal Loan rates are fixed

•                  Commercial Lending rates reflect People Bank of China bench rates, banks can discount up to 10%, there is no upper limit on rates

13

ANZ China licensed capability

RMB

•                  RMB lending and deposit-taking for foreign individuals, foreign invested enterprises (FIEs) and Chinese companies including SOEs registered in Beijing, Shanghai, Jiangsu, Zhejiang, Tianjin, Dalian, Shenzhen, Qingdao, Zhuhai, Wuhan, Guangzhou, Chengdu, Chongching, Jinan, Fuzhou, , KunMing, XiaMen, Xi’an, ShenYang, Harbin, Changchun, Lanzhou, Yinchuan, Nanning, Shantou.

Agency service to facilitate inter-company loans and flawed asset arrangements - direct inter-company lending is illegal in China. Our China based multinational customers can thus make efficient use of their RMB.

Forex

•                  Foreign currency business with FIEs and local residents and enterprises. Buy RMB and sell foreign currency to FIEs, local enterprises and local individuals upon meeting certain documentary requirements.

Derivatives	• Derivatives License enabling ANZ to provide basic derivatives products.

14

ANZ Trade Finance products & commodity focus

Products

•                  Letter of Credit issuance (usually 100% cash covered)

•                  Letter of Credit advising

•                  Letter of Credit confirmations

•                  Oil Payment Guarantees

•                  Forfeiting

•                  Selected Back to Back / Front to Back Structures

•                  Selected Freight loans

•                  Selected direct Letter of Credit issuance / trade loans

Strategic Commodities

•                  Ores

•                  Base metals

•                  Oil, LNG & Petrochemicals

•                  Soft Commodities & Fibres

15

The material in this presentation is general background information about the Bank’s activities current at the date of the presentation. It is information given in summary form and does not purport to be complete. It is not intended to be relied upon as advice to investors or potential investors and does not take into account the investment objectives, financial situation or needs of any particular investor. These should be considered, with or without professional advice when deciding if an investment is appropriate.

For further information visit

www.anz.com

or contact

Stephen Higgins

Head of Investor Relations

ph: (613) 9273 4185 fax: (613) 9273 4091 e-mail: higgins@anz.com

16

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06

International Partnerships

Australia and New Zealand Banking Group Limited

8 March 2006

Owen Wilson

Managing Director, International Partnerships

www.anz.com	[LOGO]

In Asia, ANZ sees three large growth opportunities …

Growth Opportunity	Asia

Structural
Change	China as the	Intensive	Rapid growth
	manufacturing	infrastructure	in saving and
	centre	investment	spending

	24% of global trade,	US$1trillion in	US$1.7trillion in
	regional trade	new infrastructure	new deposits
	US$1trillion(1)	investment	by 2009

Banking	• Trade	• Project finance	• Credit Cards
Products	• Foreign Exchange	• Advisory	• Retail banking

Customer
Segments	Asia Network		Partnerships

(1)                               Includes Australasia

->    International Partnership Strategy

How do we deliver the Strategy

Current Profile

Challenges facing the business

What does success look like

3

ANZ International partnership strategy creates a new high growth business for the future

Core Elements	Prospective Growth

1 Markets with higher economic growth rates than Aust/NZ	We are entering markets with much higher growth prospects Illustrative

2 Markets interconnecting strongly with Aust/NZ	[CHART]

3 Markets which are underbanked & immature

4 Partners with good footprints in their markets

5 Opportunities for ANZ to add value

4

International Partnership Strategy
->	• Markets with higher economic growth rates
• Markets interconnecting strongly with Aust/NZ
• Markets which are underbanked & immature
• Partners with good footprints in their markets
• Clear value add opportunity from ANZ

How do we deliver the Strategy

Current Profile

Challenges facing the business

What does success look like

5

Relative to Australia, the economies in Asia are larger and faster growing, particularly China and India

Asia’s Economies (Real(1) GDP)

[CHART]

•                  ANZ is pursuing new markets for its strong capabilities in both retail and institutional banking

•                  Several Asian economies are large and growing faster than Australia

Asia’s Markets	GDP	GDP		GDP/
2005F	(Real)	Growth	Pop.	Capita
	US$b	%	m	US$k
Australia	692	2.9	20.2	34.3
China (2)	2,061	9.3	1,299.8	1.7
Vietnam	51	7.8	82.6	0.6
India	659	7.1	1,080.3	0.6
Indonesia	271	5.7	223.8	1.2
Philippines	98	5.1	86.2	1.1
Malaysia	135	4.8	25.5	5.3
Hong Kong	172	4.6	6.9	24.9
Thailand	188	4.5	64.6	2.7
Taiwan	330	3.7	22.5	14.7
Singapore	116	3.7	4.2	27.7
South Korea	803	3.1	48.2	16.7
Cambodia	5	6.3	14.0	0.4
Japan	4,694	2.0	127.3	36.9
New Zealand	109	2.7	4.0	27.2

Sources: Data Stream, IMF, World Market Research, ANZ Economics

NB:

(1)                               GDP adjusted for respective inflation

(2)                               China not adjusted for January 2006 official re-statement of GDP

6

International Partnership Strategy
• Markets with higher economic growth rates
->	• Markets interconnecting strongly with Aust/NZ
• Markets which are underbanked & immature
• Partners with good footprints in their markets
• Clear value add opportunity from ANZ

How do we deliver the Strategy

Current Profile

Challenges facing the business

What does success look like

7

Asian markets interconnect closely and strongly with Australia/NZ

Trade	Tourists, immigrants & Overseas students

[CHART]	[CHART]

•                  In 2005 imports and exports with Asia accounted for almost 70% of total Australia Trade

•                  China is progressively taking over US, becoming the 2nd largest trading destination for Australia

•                  Asian tourists, immigrants, and overseas students topped in-bound arrivals into Australia

Sources: Reserve Bank of Australia, ABS

8

International Partnership Strategy
• Markets with higher economic growth rates
• Markets interconnecting strongly with Aust/NZ
->	• Markets which are underbanked & immature
• Partners with good footprints in their markets
• Clear value add opportunity from ANZ

How do we deliver the Strategy

Current Profile

Challenges facing the business

What does success look like

9

ANZ is targeting banking markets which are currently underdeveloped and growing more rapidly than Aust. and NZ

Asia’s Retail Banking Opportunity

•                  Low penetration of personal/SME banking

•                  Relatively low financial market sophistication

•                  Strong savings

•                  Learning to borrow for personal dwellings, vehicles etc.

•                  Strong aspirations for home ownership

Countries	Priority

China	• Central (SRCB, Shanghai)
• North (TCCB, Tianjin)

S.E. Asia	• Higher priority markets
• India, Indonesia, Vietnam, Malaysia	• Relatively lower risk profile • Attractive size

S.E. Asia	• High growth upside
• Thailand, Philippines	• High reliance on strong partner

Ground Floor	• Under-developed bank markets
• Cambodia, Laos	• Small investments, first mover

Consumer Debt

Outstandng consumer debt as % of total loans

[CHART]

Penetration of Bank Branches

[CHART]

10

International Partnership Strategy
• Markets with higher economic growth rates
• Markets interconnecting strongly with Aust/NZ
• Markets which are underbanked & immature
->	• Partners with good footprints in their markets
• Clear value add opportunity from ANZ

How do we deliver the Strategy

Current Profile

Challenges facing the business

What does success look like

11

We target partners which have strong footprints in their respective markets

Market Ranking

			Branches		ATMs

• Philippines	[LOGO]	Largest by loans and deposits	713	(1)	852	(1)

• Indonesia	[LOGO]	8th largest by total assets	220		9,800	(2)

• Vietnam	[LOGO]	Largest joint stock bank	105		44

• Cambodia	[LOGO]	4th largest in market share	7	(3)	27

• China	[LOGO]	4th largest City Commercial Bank	180		90

(1)       Including branches and ATMS of subsidiary PSBank

(2)       Including alliances

(3)       Including a further 2 branches to be opened by the end of 2006

12

International Partnership Strategy
• Markets with higher economic growth rates
• Markets interconnecting strongly with Aust/NZ
• Markets which are underbanked & immature
• Partners with good footprints in their markets
->	• Clear value add opportunity from ANZ

How do we deliver the Strategy

Current Profile

Challenges facing the business

What does success look like

13

ANZ’s proven track record and strong expertise in consumer banking provides numerous value-add opportunities

Transition to retail risk

ANZ Loans (%)

[CHART]

Staff engagement

[CHART]

Retail and small business awards

[LOGO]	[LOGO]	[LOGO]	[LOGO]	[LOGO]
Personal	Personal	Personal	Small	Small
Banking	Banking	Banking	Business	Business
#1	#1	#1	#1	#1
Home Lender	Customer Satisfaction	Bank	• Business Overdraft	• Customer Satisfaction
			• Variable Bus. Loan	• Relationship Managers

1999 2000	2004	2000 2001	2004	2005
2001 2002		2002 2003
2004 2005		2004 2005

	Neilsen	Money Magazine	Personal Investor	Roberts Group

Customer satisfaction

[CHART]

14

Our partnerships are not passive investments. ANZ adds value by leveraging our capabilities and working closely with partners

Metro Card Corporation

ANZ value added

•                  Redefined risk management particularly credit risk

•                  Enhanced financial control and management

•                  Provided ANZIT technology resources

•                  Sourced card expertise within management group – especially Board

•                  Implemented a new approach to distribution through branches and direct sales agent

Card Numbers (‘000)	Delinquency Level (%)	NPAT (PHP, mm)

[CHART]	[CHART]	[CHART]

Sources: Credit Card Association of the Philippines, Dec 2005

15

International Partnership Strategy

->    How do we deliver the Strategy

Current Profile

Challenges facing the business

What does success look like

16

ANZ’s partnership approach across Asia takes a longer-term perspective

Partnership approach

1                  Cooperate Upfront

Agreed Initial Focus Areas

•                  Risk management

•                  Retail banking

•                  Governance

•                  Technology

Agreed ANZ Representation

•                  Board Member

•                  Risk Committee

•                  Senior Advisors

Committed Projects

•                  First projects agreed

•                  Quick wins achieved

2                  Plan Together

Business Strategy

•                  Jointly develop strategy

•                  Focus on organic growth

ANZ Representation

•                  Project teams in place

•                  3-6 month duration

Projects

•                  Medium to longer-term projects agreed

•                  ANZ and partner deliverables clear

•                  “Future Fund” allocated

3                  Transform Progressively

Project Teams

•                  Agreed re-sourcing

•                  Senior-level sponsorship

•                  Closely monitoring progress

Training & Development

•                  Included in projects

•                  Melbourne & across Asia

Corporate Strategy

•                  Participation in consolidation

4                  Perform Over the long term

Leverage

•                  Capturing growth opportunities

•                  Clear progress towards market leadership

•                  Superior financial performance

•                  Progress on strategic goals

•                  Improved access to capital markets

Pre-transaction	Year 1	Year 2 - 3	Year 5 +

17

The Business Co-operation Agreement (BCA) sets out key areas of focus and contributions of each party

Retail		Corp/SME (non Gov’t)
Partner Action	ANZ value add	Partner Action	ANZ value add
• Product managers • Branch redesign • Split sales/service • Split back office • Train & Recruit • 3rd party sales	• Permanent Senior Advisor • Product • Sales training • Local CEO • Broker channels	• Policy of tangible collateral or self-liquidating loans • Dedicated credit processes • Build sales-oriented culture	• Permanent Senior Advisor • Product • Credit risk • Back office • M.I.S.

Trade		Markets
Partner Action	ANZ value add	Partner Action	ANZ value add
• Product manager • Train sales team • Increase trade licenses • Cross-sell FX	• Short-term advisor • Product • Sales • OTL trade system	• Merge RMB/foreign • New leadership • Risk framework • Improve FTP • Improve reporting	• Project role (3-6m) • Product & Research • Risk models • Trading skill • ALCO

Credit / Operating Risk		Governance
Partner Action	ANZ value add	Partner Action	ANZ value add
• Agree/implement risk framework • Segregate sales, approval, draw-down • Staff training/recruit talent • Build risk culture • Enhance management/Board reporting	• Permanent Senior Advisor • Full risk diagnostic • Risk frameworks • Policy/process guidance • Portfolio management	• Amend company articles • Recruit internal audit skill • Expand internal audit scope/reporting • Appoint internationally accredited auditor	• 2 ANZ Board members • Board/Committee protocols • Board & Committee role membership • Risk-based auditing methodologies

18

International Partnership Strategy

How do we deliver the Strategy

->    Current Profile

Challenges facing the business

What does success look like

19

2005 saw strong focus & progress in Vietnam, Cambodia and China, and 13 other opportunities were examined but passed up

International
Partnerships	Indonesia		Philippines	Cambodia	Vietnam	China

	[LOGO]		[LOGO]	[LOGO]	[LOGO]	[LOGO]

ANZ entered country	1973		1990	2004	1993	1986

Partnership began	1999	1993	2003	2004	2005	2005

Partnership type	Banking	Cards	Cards	Banking	Banking	Banking

Investment size	A$ 174m	A$ 93m	A$ 14m	A$ 16m	A$ 35m	A$ 150m

ANZ stake	29%	85%	40%	55%	10%	19.9%

Key business metrics (1)	• 220 branches • 9,800 ATM’s (2) • Loan growth ~30% +pa	• 293,000 cards • A$156 m outstanding	• 401,000 a/c’s • 513,000 cards • A$174 m outstanding	• Opened Sep 05 • ~US$80m depos • #4 market share of 17	• 105 branches • 44 ATM’s • Loan growth ~39 % pa	• 180 branches • 90 ATM’s • Loan growth ~27% pa • 4th largest CCB

(1)       As at 31 January 2006

(2)       Including alliances

20

Key performance metrics demonstrated solid growth of Partnerships portfolio

Indonesia Cards

NPAT (IDR, bn)

[CHART]

ANZ Royal (Cambodia)

Deposit Growth (US$, mm)

[CHART]

Metro Card Corp.

NPAT (PHP, mm)

[CHART]

Sacom Bank (Vietnam)

NPAT (VDN, mm)

[CHART]

Shaded areas: ANZ Partnership began

21

China is an important market for ANZ. We are concentrating on the key regions of Tianjin and Shanghai

China

[GRAPHIC]

PROVINCE/CITY (2005e)	Tianjin	Shanghai	Beijing
Population (m)	10.2	16.7	13.9
GDP (US$b)	36.3	92.0	53.0
- Growth (%)	+15.7	+13.6	+13.2
- per Capita (ppp, US$’000)	3.6	5.5	3.8
Loans (US$b)	51	186	156
- Growth (%)	+16.1	+15.1	+13.1
Deposits (US$b)	89	247	268
- Growth (%)	+16.0	+15.3	+18.2

22

TCCB has strong prospects, driven by a renewed focus on retail and small business banking

Tianjin City Commercial Bank

Profile

•                  4th largest city commercial bank (by assets)

•                  No. 5 market position by deposit in Tianjin

•                  180 branches, 90 ATM’s within an area equivalent to Greater Melbourne

•                  3,641 employees

•                  5 million customer accounts

Investment size

•                  19.9% stake

•                  ~ A$150m

•                  Purchasing P/E (‘04): 7.2x

•                  Purchasing P/B (‘04): 0.8x

Timeline

•                  Contract signed 6/12/05

•                  BCA Dec 2005

•                  Completion targeted April 2006

Initial discussions	Preferred Bidder	Due diligence	Final offer	Completion

Strong FUM growth (US$bn)

[CHART]

Significant reduction in Non Performing Loans

[CHART]

Source: Company Audited Report, Merrill Lynch

23

International Partnership Strategy

How do we deliver the Strategy

Current Profile

->             Challenges facing the business

What does success look like

24

The development of equity partnerships with local banks in Asia focuses on mitigating five key investment risks…

Key investment risks		Managing these risks

• Transaction experience
1	Transaction	• Modest initial investments
• Due Diligence

• Partner’s agreement on upside (targets)
2	Financial	• Involvement in capital/financial decisions
• Ensuring ANZ “value-add” adds value

• Partner selection/agreement on strategy
3	Business	• Secondments/involvement in management
• HQ resources actively support execution

• Board seat, Board Committee membership
4	Governance	• Independent relationships with regulators
• Public listing/strong liquidity

5	Country Specific/Political	• In-country experience
• Relationships with local government

25

…and management of equity partnerships takes a longer term view on specific business risks

Key Business risks		Managing these risks

1	Management	• Existing in-house expertise/mechanism
• ANZ approach to best practice governance
• Partner’s agreement on Board seats, Board Committee

2	Credit Risk	• ANZ appointments to key credit risk roles
• Training + development resources tailored to local conditions
• ANZ credit risk methodology adapted to local conditions

3	Operations	• HQ actively resources support
• Secondments/involvement in management
• Training & development programs to identify and develop talent for partnership executive roles

4	Brand	• Centralised risk control/management mechanism
• Proactive IP control
• 5 years + business strategic plan

5	Country Specific/Market	• In-country experience

26

Our strategy is to build a portfolio of investments that is expected to have a reduced risk profile

•                  We recognize that partnership investments have a different risk profile than our existing markets. And, our strategy reflects this

•                  Across a range of investments, the overall risk profile of the portfolio can be managed down through diversification

•                  ANZ Pacific is a good example of how individual investments can be combined to reduce overall volatility and create a portfolio with relatively lower risk

ANZ Pacific
NPAT Volatility (%) (1)

[CHART]

(1)       Standard Deviation of ANZ Pacific 7-year NPAT (AGAAP)

27

International Partnership Strategy

How do we deliver the Strategy

Current Profile

Challenges facing the business

->             What does success look like

28

The vision for a successful International Partnerships business in 2010 has a number of compelling attributes…

success	Brand	•	Successful banking partnerships in up to ten countries plus up to eight cards JV’s
		•	Partners that are leaders in their own markets, growing faster than system
		•	Pan-Asian specialisation (eg: credit cards, consumer banking)

	Performance	•	Growing faster than the rest of the Group
		•	Substantial value contributions to the Group/shareholders
		•	Improved profitability of our partners
		•	Leverage scale and business opportunity across Asia and with ANZ (eg: remittances, correspondent banking etc.)

	Skills/People	•	Cadre of talented international executives across partners and with ANZ
		•	Runs effective training/Management exchange program
		•	Offers leadership/global mobility

	Leveraging the opportunities	•	Potential participation in 2nd round in-country consolidation
		•	Pan-Asia alliances with our partners (eg: “Chief Executives” forum for partners)

29

ANZ International partnership strategy creates a new high growth business for the future

Core Elements

1                  Markets with higher economic growth rates than Aust/NZ

2                  Markets interconnecting strongly with Aust/NZ

3                  Markets which are underbanked & immature

4                  Partners with good footprints in their markets

5                  Opportunities for ANZ to add value

Prospective Growth

We are entering markets with much higher growth prospects    Illustrative

[CHART]

30

Additional Information

31

Much of our strategy delivering is agreed up front

Typical transaction flow

1	Mutual agreement that the performance of our partner will be better with ANZ than without	• On site visits
• Extensive meetings in Melbourne with partners – see what ANZ can offer

2	Agree opportunities for value add and priority	• Business Co-operation Agreement (BCA)
• Obligations for both partners

3	Agree the basis of provision for services	• Technical Support Agreement (TSA) explore
• “Future Fund”

4	Document ANZ’s rights and responsibilities	• Subscription agreement
• board seats
• Management positions
• Veto rights

5	Agree price and exchange contracts outlined above	• Share Subscription agreement (SSA)
• Due Diligence

32

ANZ International Partnership	[LOGO]

Panin Bank	Indonesia

Profile

•                  Established 1971, through the merger of 3 private banks

•                  “A” categorized bank & the only Indonesian bank exempted from the Gov’t recapitalization program through Asian Crisis

•                  Twice ranked Top Domestic Bank in Indonesia by Global Finance Journal

•                  220 branches and 200 ATMs (plus 9,600 ATM alliances) national wide & 2 offshore branches in Cayman & Cook Islands

•                  Domestic strengths in SME and personal/retail customers

•                  Strong growth across major business lines:

•                  Consumer loans: +60% (’04/05)

•                  SME loans: +100% (’04/05)

ANZ’s Investment

•                  Commenced 1999

•                  29% share (29% public, 42% Gunawan family interests)

•                  A$174m initial investment

Issues/Challenges

•                  Market consolidations

Key Market Data (as at 14/2/2006)

Market cap (USD$ m)	734.2
P/E (x) trading	8.24	x

Underlying Earnings (AUD, mm)

[CHART]

Source: Company audited report, Bloomberg

33

[LOGO]

Indonesia Cards	Indonesia

Profile

•                  Operates within license of ANZ Panin Bank (85% owned), with ANZ branding

•                  Indonesia’s 10th largest, fastest growing credit card business

•                  5% market share (Citibank largest issuer, with 30% share)

•                  273,000 accounts, and 293,000 cards on issue

•                  1,400 Sales Agents

•                  Strong brand. Marketing focused on Platinum market

•                  Strong financial performance

ANZ’s Investment

•                  Commenced 1993

•                  85% share (15% Panin PT)

•                  A$93m initial investment

Issues/Challenges

•                  New regulatory rules

•                  Uplifted Reserve Bank’s interest rate

Next Steps

•                  Enforcing & expanding current market share

•                  Exploring potential partnership strategy

Revenue (IDR, bn)

[CHART]

Cost to income (%)

[CHART]

Source: Company audited report

34

[LOGO]

Metrobank Card Corporation	Philippines

Profile

•                  Philippines’ 4th largest, fastest growing credit card business

•                  11% market share (Citibank largest issuer, with 23% share)

•                  Since 2003 commencement, card numbers CAGR +50%, outstandings +45%

•                  401,000 accounts and 513,000 cards on issue

•                  Distribution via Metrobank branches, Direct Sales Agents

•                  Strong brand. Marketing focused on mass market and niches

•                  Strong risk management disciplines. Leading risk profile

ANZ’s Investment

•                  Commenced 2003

•                  40% share (60% Metrobank)

•                  A$14m initial investment

Issues/Challenges

•                  Funding rules

•                  Technology upgrades

Next Steps

•                  Expanding product base:

•                  White label

•                  Debit card

•                  Business cards

•                  Gift cards

•                  Call centre

•                  Telesales centre

Revenue (PHP, mm)

[CHART]

Provisions (PHP, mm)

[CHART]

Source: Company audited report

35

[LOGO]

ANZ Royal	Cambodia

Profile

•                  USD80M in deposits, 5,683 debit cards, with 6,136 accounts

•                  Ranked number 4 of 17 in deposit market share

•                  5 branches, 27 ATMS as at 12/05, a further 2 branches to be opened by end of 2006

ANZ’s Investment

•                  Commenced business September 2005

•                  55% share (45% Royal Group of Cambodia)

•                  AUD$16m initial investment

Issues/Challenges

•                  Competing for local talents

•                  Competency improvement

•                  Managing Industry and Environment Dynamics

Next Steps

•                  2006 Strategic Plan: revenue generating initiatives

•                  Risk framework

Deposit Growth (1) (US$, mm)

[CHART]

Loan Growth (1) (US$, mm)

[CHART]

Source: ANZ Finance, Asia

36

[LOGO]

Sacom	Vietnam

Profile

•                  Largest joint stock bank by branch network (105 branches, 44 ATMs, 400 POSs)

•                  Strong retail banking focus: 215K customers (retail: 95%)

•                  Strong growth, with 5-year CAGRs:

•                  Loans (net) : +39% p.a.

•                  total asset:  +48% p.a.

•                  Deposits: + 47% p.a.

ANZ’s Investment

•                  Commenced Oct. 2005

•                  10% share

•                  A$35m initial investment

•                  Purchasing P/B (’05): 1.6 x

•                  Purchasing P/E (’05): 15.4 x

Issues/Challenges

•                  Continual development and evolution in corporate regulatory landscape

•                  Progressively increasing ANZ stake holding

•                  Pre-WTO regulatory changes

Next Steps

•                  Continuous Technical Assistance

•                  Exploring Cards JV potentials

Revenue (VDN, mm)

[CHART]

CTI (%)

[CHART]

Source: Company audited report

37

China is an important target country for ANZ. We are concentrating on the key provinces of Tianjin and Shanghai

ANZ’s potential Chinese partner banks

[LOGO]	pending regulatory approval

•                  4th largest city commercial bank by assets

•                  focussing on growth in retail banking

•                  Deposits growing 19% in line with local GDP/capita growth

•                  2004 loan growth 27%, higher than 17.5% market growth

•                  NPLs down to 8.5% from 2002 high 24.6%

•                  180 branches, sub-branches and savings offices

•                  90 ATM’s within an area equivalent to Greater Melbourne

•                  Loans: # 7 in Tianjin, (6.4% share)

•                  Deposits: #5 in Tianjin, (9.3% share)

•                  3,641 employees, 5 million customer accounts

•                  Strong linkages to local communities

Tianjin Economy

•                  China’s 5th highest GDP at US$35b

•                  2001-04 GDP growth 15%pa

•                  2004 growth at 18%, higher than Shanghai and Beijing

•                  2004 GDP per capita of US$3,812 higher than Thailand, Indonesia and the Philippines, just behind Malaysia

•                  China’s 4th largest port, trade growth 19%pa, 2nd to Shanghai

•                  Home to China subsidiaries/JVs of 106 of world’s top 500 firms

•                  Principal commercial centre for north China’s Bohai Bay region:

•                  China’s 3rd development region after Shenzhen, Pudong

•                  population around 300 million

•                  27% of China’s GDP, 19% of trade, 27% of FDI

•                  Satellite of Beijing - 2008 bullet train will see 30min commute

[LOGO]	cooperation agreement

•                  Commenced operation as a rural commercial bank Sep 2005

•                  Previously Shanghai Rural Credit Cooperatives Union

•                  Sixth largest deposit taking institution in Shanghai

•                  Top 2 by deposits, transactional banking in suburban Shanghai

•                  Targeting growth in SME and consumer

•                  Protracted restructure and management change now complete

•                  Dates back to credit cooperatives formed in 1951

•                  326 branches, around 4,000 employees

•                  140,000 corporate customers, 900,000 individuals

Shanghai Economy

•                  China’s largest province/city, GDP US$92b

•                  Industrial, financial, and commercial center:

•                  2% of national population

•                  5% of national real GDP

•                  10% of China’s contracted FDI

•                  13% of China’s Trade

•                  2004 GDP per capita of US$5,500 (ppp adj.) approaching more developed countries in Asia

•                  Strongly growing demand for all levels of retail-lending products such as car loans, credit cards and mortgages

38

Tianjin – Centre of the BoHai Bay Economic Rim

Regional Economy – Bohai Bay Economic Rim

•                  Bohai rim:

•                  is China’s 3rd key development region after Shenzhen and Shanghai’s Pudong

•                  economic hub for an area with total population approx 300m

•                  has 6 of China’s 16 cities larger than 2m people

•                  is 27% of China GDP / 19% of trade / 27% of FDI

•                  Tianjin is the principal distribution & commercial centre for North China and key gateway to Bohai Economic rim

•                  Tianjin fast becoming satellite of Beijing / govt. policy has industry exiting Beijing as it converts to showcase capital and Tianjin region benefiting.

•                  Forthcoming Beijing/Tianjin bullet train, with travel time of 30mins, will further enhance connectivity to capital

•                  Direct trading links to key North Asia centres / major investments in Tianjin by Japanese, Korean and US MNC’s

Bohai Bay Economic Rim

[GRAPHIC]

Tianjin

•                  Tianjin is one of 4 municipalities under direct jurisdiction of the Central Chinese Government

•                  Grew from 1400 as a garrison/port following transfer of capital to Beijing, celebrated 600th anniversary in 2004

•                  Lengthy history as a trading port; significant foreign presence in late 1800’s / early 1900’s due to Tianjin being a treaty port

•                  Tianjin Economic Development Area; Tianjin Port, Tianjin Economic and Development Area (TEDA) and Tianjin Port Free Trade Zone. > 2,000 sq. kms and 1.35m population.

2005e GDP per capita (US$)

[CHART]

# Excludes agriculture and service-based industries

Source: Bloomberg, JP Morgan, Goldman Sachs, China’s National Statistics Bureau, Tianjin Basic Facts Book 2004, Team Analysis, ## Amongst China’s cities

39

SRCB operates in a cooperative structure with a strong market niche in the metropolitan areas of Shanghai

Shanghai Rural Commercial Bank Profile

•                  3rd largest (and last) Shanghai-based bank

•                  Ranked 1st and 2nd by deposit and transactional banking in suburban Shanghai

•                  A strong footprint in Shanghai:

•                  305 former cooperatives

•                  900,000 consumer/SME accounts

•                  8,000 SME/Corporate borrowers

•                  4,000 employees

Issues/Challenges

•              Regulatory restrictions on % holding in rural banks

•              Gov’t ownership consolidation

Timeline

•              Strategic Alliance MOU

•              Due Diligence targeted Mar. 2006

•              Completion targeted Dec. 2006

Strong FUM growth (US$bn)

[CHART]

Significant retail & SME banking

[CHART]

40

China’s mid-sized banks are actively partnering with foreign banks…

Actual and Prospective China/Foreign Bank Partnerships

– by 2004 total assets(1)

[CHART]

+                                         Possible equity association

(1)                                  Bankscope, NB: Everbright and Xian CCB are 2003, Gurangdong Development Bank is 2000

41

… and China’s big 4 are now also attracting foreign equity and actively pursuing share-market listing

China’s Big 4 Banks	Foreign Ownership
China Construction Bank	Jun 2005	8.67%	[LOGO]	US$3b	BOA call option up to 19.9%
	Jun 2005	5.99%	[LOGO]	US$1.4b	IPO raised US$8b for 12%
Bank of Communications		19.9%	[LOGO]	US$2.25b
Bank of China	Dec 2005	5%	[LOGO]	US$1.5b	Seeking extra 5% from 1H06 IPO
	Oct 2005	5%	[LOGO]	US$1.5b
		2%	[LOGO]	n.a
		3%	[LOGO]	n.a
	Oct 2005	1.60%	[LOGO]	US$0.5b	Share lock-up, 3 years min.
	Oct 2005	0.24%	[LOGO]	US$0.08b
	Jan 2006	~7%	[LOGO]	US$2.58b
Industrial and Commercial		2.5%	[LOGO]	US$1b
Bank of China		n.a	[LOGO]	US$0.2b

42

The material in this presentation is general background information about the Bank’s activities current at the date of the presentation. It is information given in summary form and does not purport to be complete. It is not intended to be relied upon as advice to investors or potential investors and does not take into account the investment objectives, financial situation or needs of any particular investor. These should be considered, with or without professional advice when deciding if an investment is appropriate.

For further information visit

www.anz.com

or contact

Stephen Higgins
Head of Investor Relations

ph: (613) 9273 4185   fax: (613) 9273 4091   e-mail: higgins@anz.com

43

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Australia and New Zealand
Banking Group Limited
(Registrant)

	By:	/s/ John Priestley
John Priestley
Company Secretary

Date 08 March 2006